

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

October 20, 2006

Via Mail and Fax

Haig S. Bagerdjian
President and Chief Executive Officer
Point.360
2777 North Ontario Street
Burbank, CA 91504

> **RE: Point.360**
> **Form 10-K: For the Year Ended December 31, 2005**
> **File Number: 000-21917**

Dear Mr. Bagerdjian:

We have reviewed your correspondence dated October 13, 2006, and have the following comments. We believe you should revise future filings in response to comment number 1. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. Also, in comment number 2 we ask you to provide us with further information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Response Letter Dated October 13, 2006

1. Refer to your response to comment number1. If you believe EBITDA represents a principle performance criterion for bank and financial institution compliance in regard to your debt agreements, please disclose in MD&A the specific loan covenants for each material debt outstanding to which EBITDA applies, the amount or limit required for compliance with the covenants, the actual or reasonably likely effects of compliance or noncompliance with the covenants, and the status of compliance with the covenants.

2. Refer to your response to comment number 2. Please provide us with a copy of the annual impairment analysis performed as of September 30, 2006 with a summary of the results. Accompany this with your assessment in clear detail as to how the assumptions used in the analysis are reasonable and supportable relative to your historical experience over the last five fiscal years and through September 30, 2006

and in regard to known and verifiable future expectations (for example, new contracts or customers obtained, cost reduction or operational efficiency initiatives commenced or planned to commence, etc.). Clearly tell us how you have considered all available evidence in deriving the assumptions and how the weight given to the evidence is commensurate with the extent that such can be verified objectively. Further, confirm to us that your independent accountants reviewed the analysis

You may contact Doug Jones at 202-551-3309 or Joe Foti at 202-551-3816 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Accounting Branch Chief

cc: Alan R. Steel, Executive Vice President, Finance and Administration, and
    Chief Financial Officer